UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                  EIF Holdings, Inc.
                                 ------------------------
                                   (Name of Issuer)

                             COMMON STOCK, NO PAR VALUE
                             ----------------------------------
                            (Title of Class of Securities)


                                     268524-10-5
                                     -----------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                        President and Chief Executive Officer
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000
          ----------------------------------------------------------------

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     JUNE 30, 1996
          --------------------------------------------------------

               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
	  ------------------------------
          CUSIP NO.  268524-10-5
          ------------------------------

   	 ----- 	   ----------------------------------------------------------
          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    American Eco Corporation
                    EIN: 52-1742490
         -----     ----------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                    GROUP*                                            (a) [ ]
                                                                      (b) [x]
         -----     ----------------------------------------------------------
          3         SEC USE ONLY

   	 ----- 	   ----------------------------------------------------------
          4         SOURCE OF FUNDS*

                    WC
   	 ----- 	   ----------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)          [ ]

 	 ----- 	   ----------------------------------------------------------
          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ontario, Canada
   	 --------------------------------------------------------------------
          NUMBER      7     SOLE VOTING POWER

             OF              8,600,000
		   ----------------------------------------------------------
          SHARES       8    SHARED VOTING POWER

     BENEFICIALLY            -0-
	           ----------------------------------------------------------
         OWNED
            BY         9    SOLE DISPOSITIVE POWER
          EACH
                              8,600,000
	REPORTING  ----------------------------------------------------------
         PERSON
                      10   SHARED DISPOSITIVE POWER

          WITH                -0-
       ----------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    EACH REPORTING PERSON

                    8,600,000
 	 ----- 	   ----------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                    (11) EXCLUDES CERTAIN SHARES*                        [X]

 	 ----- 	   ----------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                    ROW (11)

                    34.9%
 	 ----- 	   ----------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                    CO
 	 ----- 	   ----------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of EIF Holdings, Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are located at 475 North Muller Street, Anaheim, California 92803.

                    Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 1 amends the Schedule 13D for an event of February 1, 1996 (the "Statement"), filed by American Eco Corporation ("American Eco") with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    American Eco Corporation is organized under the laws of the Province of Ontario, Canada. American Eco's principal executive offices are located at 11011 Jones Road, Houston, Texas 77070.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    American Eco purchased 4,600,000 shares of Common Stock in open market transactions during June 1996 for an aggregate purchase price of $2,880,000 in cash from American Eco's working capital.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    American Eco purchased the shares of Common Stock as part of its previously disclosed strategy of increasing its strategic investment in the Company and thereby further establishing a business presence on the West Coast of the United States.

                    At the date of the filing of this report, American Eco controls the management of the Company. Two of the three directors currently sitting on the Company's Board of Directors are executive officers of American Eco. They are Michael E. McGinnis and David L. Norris. Mr. McGinnis is the Chairman, President and Chief Executive Officer and a director of American Eco. Mr. Norris was the President of the Company from August 1996 through March 1997, and also serves as the Senior Vice President and Chief Financial Officer of American Eco.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) On June 30, 1996, American Eco became the beneficial owner of 8,600,000 shares of the Common Stock which constituted 34.9% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based upon 24,663,201 shares of Common Stock then outstanding.


                    American Eco had also entered into a Stock Purchase Agreement to purchase an additional 10,000,000 shares of Common Stock for $1,000,000, which purchase is conditioned upon the Company's shareholders approving an increase in the authorized Common Stock. No shareholders meeting has been called.

                    At the time of the transaction reported herein, Michael McGinnis held currently exercisable stock options to purchase 300,000 shares of Common Stock. American Eco disclaims beneficial ownership of the shares of Common Stock underlying stock options held by Mr. McGinnis.

                    (b) American Eco possesses the sole power to vote and dispose of 8,800,000 shares of Common Stock.

                    Should Mr. McGinnis exercise the stock options held by him, he would have the sole power to vote and dispose of any shares of Common Stock issued upon such exercise.

                    (c) With respect to American Eco, none except as disclosed in Item 4.

                    (d)  None.

                    (e)  Not applicable.

                                      SIGNATURE
                                      ----------



                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             AMERICAN ECO CORPORATION



          Date:  May 30, 1997                By: /s/ Michael E. McGinnis
                                                 --------------------------
                                                 Michael E. McGinnis
                                                 President and Chief
                                                 Executive Officer